Exhibit 12.1

EVERSPIN TECHNOLOGIES, INC.

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

Our earnings were insufficient to cover fixed charges for the six months ended June 30, 2017, and each of the years ended December 31, 2016, 2015 and 2014. The following table sets forth our deficiency of earnings to cover fixed charges for the six months ended June 30, 2017, and each of the years ended December 31, 2016, 2015 and 2014.

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014
Fixed charges:
Interest expense	$406	$2,347	$653	$263
Interest portion of rental expense	—	—	—	—

Total fixed charges	$406	$2,347	$653	$263

Earnings:
(Loss) income before income taxes	$(11,273)	$(16,708)	$(18,183)	$(10,183)
Fixed charges per above	406	2,347	653	263

Earnings	$(10,867)	$(14,361)	$(17,530)	$(9,920)

Ratio of earnings to fixed charges	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(11,274)	$(16,708)	$(18,183)	$(10,183)